UNITED STATES

CURITIES AND EXCHANGE COMMISSION

shington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On March 18, 2025, Jiuzi Holdings Inc. (the “Registrant” or the “Company”) held its 2025 Extraordinary General Meeting (the “Meeting”).

At the Meeting, the Company’s shareholders approved: (1) a stock split pursuant to which each issued and unissued share of the Company will be subdivided into five (5) share of a par value of US$0.00039 each (the “Share Subdivision”). Following the Share Subdivision, the authorized share capital of the Company will be US$9,750,000 divided into 25,000,000,000 shares of a par value of US$0.00039 each; and (2) the Company’s Fifth Amended and Restated Memorandum and Articles of Association reflecting the foregoing resolutions, which shall be the memorandum and articles of association of the Company in complete substitution for the existing memorandum and articles of association of the Company.

The Company’s Fifth Amended and Restated Memorandum and Articles of Association are attached as Exhibit 3.1 to this Form 6-K.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Fifth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2025	Jiuzi Holdings Inc.

	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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